Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Form 6-K and our final prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with the Securities and Exchange Commission on October 5, 2012 (the “Final Prospectus”).

Forward-Looking Statements

This Form 6-K contains “forward-looking statements” that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Form 6-K that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Such forward-looking statements include any expectation of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; factors that may affect our operating results; statements related to adding employees; statements related to future capital expenditures; statements related to future economic conditions or performance; statements as to industry trends and other matters that do not relate strictly to historical facts or statements of assumptions underlying any of the foregoing. Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “will,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors” in our Final Prospectus as well as the following:

•	our ability to efficiently and effectively attract, sell to and retain small and medium-sized business, or SMB, customers;

•	our ability to retain and increase our sales to existing customers;

•	adverse economic conditions which could affect information technology spending and our SMB customers in general;

•	failure of local service and distribution businesses to adopt fleet management solutions;

•	our dependence on various lead generation programs;

•	our ability to successfully convert customer sales leads into customers on a cost-effective basis;

•	our ability to remediate our material weaknesses in our internal control over financial reporting and to successfully migrate to a new accounting system;

•	our ability to compete with existing and new market entrants; and

•	our ability to protect our intellectual property rights and to defend assertions that we may infringe the intellectual property rights of others.

Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

FleetMatics is a leading global provider of fleet management solutions delivered as software-as-a-service, or SaaS. Our mobile software platform enables businesses to meet the challenges associated with managing their local fleets of commercial vehicles and improve productivity by extracting actionable business intelligence from vehicle and driver behavioral data. We offer intuitive, cost-effective Web-based and mobile application solutions that provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. As of September 30, 2012, we had more than 17,000 customers who collectively deployed our solutions in over 300,000 vehicles worldwide. The substantial majority of our customers are small and medium-sized businesses, or SMBs, each of which deploy our solutions in 1,000 or fewer vehicles. During the nine months ended September 30, 2012, we collected an average of approximately 32 million data points per day from these vehicles, and we have aggregated over 31 billion data points since our inception, which we believe provides valuable information that we may consider in the development of complementary solutions and additional sources of revenue.

We were founded in 2004 in Dublin, Ireland through a combination of two fleet management companies, WebSoft Ltd. and Moviltec Ltd. Since inception, our software has been designed to be delivered as a hosted, multi-tenant offering, accessed through a Web browser utilizing broadly available in-vehicle devices to transmit vehicle and driver behavioral data to our databases over cellular networks. In July 2010, we completed the acquisition of SageQuest, Inc., or SageQuest, in exchange for a cash payment of approximately $37.0 million. Through our SageQuest branded product, we provide configurable SaaS-based fleet management solutions to customers requiring integration capabilities with third-party workflow solutions or that require advanced levels of administrative flexibility.

We derive substantially all of our revenues from subscription agreements to our solutions, which include the use of our SaaS fleet management solution and an in-vehicle device. We generate sales through lead-generating Web-based advertising and targeted outbound sales efforts, which we then work to convert into paying customers. Our in-vehicle devices are installed by our network of installation partners. Initial customer contracts are typically 36 months in duration with renewal automatically for one-year intervals thereafter, unless the customer elects not to renew. These contract terms provide us with a high degree of visibility into future revenue. Our customer contracts are non-cancelable, and our customers generally are billed on a monthly basis.

We have achieved significant revenue growth historically. Our growth has been driven through a combination of selling to new customers, selling additional vehicle subscriptions to existing customers, as their number of vehicles under management increases, as well as selling additional features to our existing customers. Our customer acquisition model is designed to be efficient and scalable by focusing on acquiring large volumes of leads primarily through Web-based sales and marketing efforts. Through these efforts, we have successfully driven strong growth in sales among a relatively diverse and distributed SMB customer base. In the nine months ended September 30, 2012 and 2011, our largest customer accounted for approximately 3% and 4%, respectively, of our subscription revenue and our top 25 customers represented approximately 13% and 12%, respectively, of our subscription revenue.

As we pursue our growth strategy, we will have many opportunities and challenges. One of our key initiatives is to expand our business internationally and we expect to hire additional personnel as we pursue this expansion. We may also complete strategic acquisitions to help us expand our sales and operations internationally. We will have to address additional risks as we pursue this international expansion, including the difficulties of localizing our solutions, competing with local companies as well as the challenge of managing and staffing international operations. We also intend to explore opportunities to capitalize on the data we accumulate from our customers’ vehicles as we seek ways to monetize this valuable information. Over time, we may experience pressure on pricing as our products become more mature and as competition intensifies in various markets. Each of our strategic initiatives will require expenditure of capital and management focus and we may be unsuccessful as we execute our strategy.

In each quarter since our inception, we have increased our number of customers and the number of vehicles subscribed to our solutions. As of September 30, 2012, we had approximately 303,000 vehicles under subscription, an increase of 27.8% from approximately 237,000 as of December 31, 2011. Our subscription revenue in the three months ended September 30, 2012 grew 39.2% to $33.2 million compared to $23.9 million in the three months ended September 30, 2011. Our subscription revenue in the nine months ended September 30, 2012 grew 37.9% to $91.6 million compared to $66.5 million in the nine months ended September 30, 2011. As the business has grown, we have leveraged our scale to negotiate improved pricing associated with application hosting, procurement of in-vehicle devices, telecommunication services and third-party data subscription services. We reported net income of $1.2 million in the three months ended September 30, 2012 compared to net income of $0.2 million in the three months ended September 30, 2011. We reported net income of $0.8 million in the nine months ended September 30, 2012 compared to net income of $1.8 million in the nine months ended September 30, 2011. Our Adjusted EBITDA in the three months ended September 30, 2012 grew 80.1% to $10.1 million compared to $5.6 million in the three months ended September 30, 2011. Our Adjusted EBITDA in the nine months ended September 30, 2012 grew 46.4% to $22.1 million compared to $15.1 million in the nine months ended September 30, 2011.

Key Financial and Operating Metrics

In addition to traditional financial metrics, we monitor the ongoing operation of our business using a number of financially and non-financially derived metrics that are not included in our consolidated financial statements.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	(dollars in thousands)
Adjusted EBITDA	$10,071	$5,593	$22,060	$15,066
Net churn	2.1%	0.6%	4.3%	1.8%

Total vehicles under subscription. This metric represents the number of vehicles managed by our customers utilizing one or more of our SaaS solutions at the end of the period. Since our revenue is primarily driven by the number of vehicles that subscribe to our SaaS solutions, we believe that total vehicles under subscription is an important metric to monitor. As of September 30, 2012 and 2011, total vehicles under subscription was approximately 303,000 and 217,000, respectively.

Adjusted EBITDA. We define Adjusted EBITDA as net income (loss) before income taxes, interest income (expense), foreign currency transaction gain (loss), depreciation and amortization of property and equipment, amortization of capitalized in-vehicle-devices owned by customers, amortization of intangible assets, share-based compensation, transaction costs related to acquired businesses, costs associated with our Management Services Agreement with Privia, and loss on extinguishment of debt.

We have included Adjusted EBITDA in this Management’s Discussion and Analysis of Financial Condition and Results of Operations because it is a key measure used by our management and Board of Directors to understand and evaluate our core operating performance and trends; to prepare and approve our annual budget and to develop short- and long-term operational plans; and to allocate resources to expand our business. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Adjusted EBITDA is a key financial measure used by the compensation committee of our Board of Directors in connection with the payment of bonuses to our executive officers. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest payments on our debt or any losses on the extinguishment of our debt;

•	Adjusted EBITDA does not include foreign currency transaction gains and losses; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results. The following unaudited table presents a reconciliation from net income to Adjusted EBITDA for each of the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$1,214	$203	$848	$1,799
Provision for income taxes	868	463	2,325	197
Interest (income) expense, net	563	621	1,667	1,777
Foreign currency transaction (gain) loss, net	(214)	392	(72)	(250)
Depreciation and amortization of property and equipment	2,490	1,868	6,965	5,508
Amortization of capitalized in-vehicle devices owned by customers	160	101	468	239
Amortization of intangible assets	583	837	1,749	2,511
Share-based compensation	904	549	1,873	1,627
Management Services Agreement expense	3,503	559	5,303	1,658
Loss on extinguishment of debt	—	—	934	—

Adjusted EBITDA (unaudited)	$10,071	$5,593	$22,060	$15,066

Net churn. We calculate our net churn for a period by dividing (i) the number of vehicles under subscription added from existing customers less vehicles under subscription lost from existing customers over that period by (ii) the total vehicles under subscription at the beginning of that period. When the number of vehicles under subscription added from existing customers exceeds the number of vehicles under subscription lost from existing customers in the period, this formula generates a positive number. This metric provides us an appropriate measure of churn as it reflects the stability of our existing customer base before taking into account new customers as existing customers may remain a customer, but decrease the total number of subscribed vehicles at their contractual point of renewal, and conversely, may increase the number of vehicles under subscription at any point of time.

Privia Management Services Agreement

In November 2010, we entered into a consulting and non-compete agreement, or the Management Services Agreement, with Privia Enterprises Limited, or Privia, a company controlled by certain of our former shareholders, one of whom continued to serve as a member of our Board of Directors through February 2012. Pursuant to this agreement, in exchange for consulting services to be performed by Privia, we agreed to pay Privia up to $15.0 million in three separate installments if we sold a specified number of subscriptions, measured by unit installation, during each of the twelve months ending March 31, 2012, 2013 and 2014. These payments would be made after the conclusion of each measurement period and were scheduled to be paid as follows: $3.0 million for the period ending March 31, 2012, $5.0 million for the period ending March 31, 2013 and $7.0 million for the period ending March 31, 2014. We recorded expense of $5,303 and $1,658 for the nine months ended September 30, 2012 and 2011, respectively, in relation to this agreement. As of September 30, 2012 and December 31, 2011, we had accrued $0 and $4,247, respectively, for these future payments. On August 20, 2012, we paid Privia an aggregate of $7,800 in full satisfaction of all present and future amounts that are payable by us under the Management Services Agreement.

Components of Results of Operations

Subscription Revenue

We derive substantially all of our revenue from subscription fees for our solutions, which include the use of our SaaS fleet management solution and an in-vehicle device. Our revenue is driven primarily by the number of vehicles under subscription and the price per vehicle under subscription. In addition, we generate revenue by selling our customers additional subscriptions, such as our fuel card integration and integration with GPS navigation devices. To a much lesser extent, we sell aggregated, anonymous data to traffic subscription service providers.

Our contract terms generally are 36 months for their initial term with automatic annual renewals thereafter, unless the customer elects not to renew. We collect fees from our customers for a ratable portion of the contract on a periodic basis, generally on a monthly basis in advance. Prior to 2011, some customer contracts were paid in advance for the full, multiple-year term. Since that time, our payment terms are typically monthly in advance; however, we continue to enable our customers to prepay all or part of their contractual obligations quarterly, annually or for the full contract term in exchange for a prepayment discount that is reflected in the pricing of the contract.

Cost of Subscription Revenue

Cost of subscription revenue consists primarily of costs related to communications, third-party data and hosting costs (which include the cost of telecommunications charges for data; subscription fees paid to third-party providers of Internet maps; posted speed limit and other data; and costs of hosting of our software applications underlying our product offerings); third-party costs related to the maintenance and repair of installed in-vehicle devices, which we refer to as field service costs; depreciation of in-vehicle devices (including installation and shipping costs related to these devices); amortization of capitalized in-vehicle devices owned by customers; personnel costs (including share-based compensation) of our customer support activities and related to configuration of our solutions to interface with the customers’ workflow or other internal systems where necessary; amortization expense for internal-use capitalized software costs; amortization of developed technology acquired as part of our SageQuest acquisition in 2010; amortization of the patent for our vehicle tracking system; and an allocation of occupancy and general office related expenses, such as rent and utilities, based on headcount. We allocate a portion of customer support costs related to assisting in the sales process to sales and marketing expense.

We capitalize the cost of installed in-vehicle devices (including installation and shipping costs related to these devices) and depreciate these costs over the estimated useful life of the devices, which is currently six years, or over the estimated average customer relationship period, which is currently six years. If a customer subscription agreement is canceled or expires prior to the end of the expected useful life of the device under contract, the depreciation period is accelerated resulting in the carrying value being expensed in the then-current period. Should an installed in-vehicle device require replacement because it has become defective, we record as expense the cost of the replacement part or device when provided.

The expenses related to our hosted software applications are only modestly affected by the number of customers who subscribe to our products because of the scalability of our software applications, data expansion and hosting infrastructure. However, many of the other components of our cost of subscription revenue, such as depreciation of in-vehicle devices and installation and shipping costs related to these devices, communications expense and subscription fees paid to our Internet map providers and for other third-party data are variable costs affected by the number of vehicles subscribed by customers.

We expect that the cost of subscription revenue in absolute dollars may increase in the future depending on the growth rate of subscription sales to new and existing customers and our resulting need to service and support those customers. We also expect that cost of subscription revenue as a percentage of subscription revenue will fluctuate from period to period.

Sales and Marketing

Sales and marketing expenses consist primarily of wages and benefits (including share-based compensation) for sales and marketing personnel, including the amortization of deferred commissions and travel related expenses; advertising and promotional costs; and an allocation of occupancy and general office related expenses, such as rent and utilities, based on headcount. Also included in our sales and marketing expenses is the amortization of the value of customer relationships and trademarks acquired as part of our SageQuest acquisition in 2010. Advertising costs consist primarily of pay-per-click advertising with search engines, other online and offline advertising media, as well as the costs to create and produce these advertisements. Advertising costs are expensed as incurred. We capitalize commission costs that are incremental and directly related to the acquisition of new customer contracts or renewals. We pay commissions in full when we receive the initial customer payment for a new subscription or a renewal subscription. Commission costs are capitalized upon payment and are amortized as expense ratably over the term of the related non-cancelable customer contract, in proportion to the recognition of the subscription revenue. If a subscription agreement is terminated, the unamortized portion of any deferred commission cost is recognized as an expense immediately upon such termination.

We plan to continue to invest in sales and marketing in order to drive growth in our sales and continue to build brand and category awareness. We expect sales and marketing expenses to increase in absolute dollars and to continue to be our largest operating expense in absolute dollars and as a percentage of subscription revenue, although they may fluctuate as a percentage of subscription revenue.

Research and Development

Research and development expenses consist primarily of wages and benefits (including share-based compensation) for product management and development personnel, costs of external consultants, and, to a lesser extent, an allocation of occupancy and general office related expenses, such as rent and utilities, based on headcount. We have focused our research and development efforts on improving ease of use, functionality and technological scalability of our existing products as well as on expanding and developing new offerings. The majority of our research and development activities are located in our development center in Ireland. Therefore, a majority of research and development expense is subject to fluctuations in foreign exchange rates. Research and development costs are expensed as incurred, except for certain internal-use software development costs that qualify for capitalization, such as costs related to software enhancements that add functionality, which are capitalized and amortized over their estimated useful life.

We believe that continued investment in our technology is important for our future growth, and as a result, we expect research and development expenses to increase in absolute dollars, although they may fluctuate as a percentage of subscription revenue.

General and Administrative

General and administrative expenses consist primarily of wages and benefits (including share-based compensation) for administrative services, human resources, internal information technology support, executive, finance and accounting personnel; professional fees; expenses for business application software licenses; non-income related taxes; other corporate expenses, such as insurance; bad debt expenses; and an allocation of occupancy and general office related expenses, such as rent and utilities, based on headcount. Also included within our general and administrative expenses through August 2012 are costs related to the Management Services Agreement we entered into in November 2010 with Privia.

We expect that general and administrative expenses will increase as we continue to add personnel in connection with the anticipated growth of our business. In addition, we anticipate that we will also incur additional personnel expenses, professional service fees, including auditing and legal fees, and insurance costs related to operating as a public company.

Interest Income (Expense), net

Interest income (expense), net consists primarily of interest expense on our outstanding debt, including our capital lease obligations.

Foreign Currency Transaction Gain (Loss), net

Foreign currency transaction gain (loss), net consists primarily of the net unrealized gains and losses recognized upon revaluing the foreign currency-denominated intercompany payables and receivables of our various subsidiaries at each balance sheet date. To a lesser extent, foreign currency transaction gain (loss), net also consists of the transaction gains and losses recorded to revalue the foreign currency-denominated customer accounts receivable and vendor payables recorded by our subsidiaries that transact in currencies other than their functional currency. We do not currently engage in hedging activities related to our foreign currency-denominated intercompany balances or our customer receivables and other payables; as such, we cannot predict the impact of future foreign currency transaction gains and losses on our operating results. See “—Quantitative and Qualitative Disclosures about Market Risk.”

Provision for Income Taxes

Provision for income taxes consists primarily of taxes in Ireland, the United States and the United Kingdom. There are two main drivers of our annual effective tax rate. First, as a multi-national company, we are subject to tax in various jurisdictions which apply various statutory rates of tax to our income. Each of these jurisdictions has its own tax law which is subject to interpretation on a jurisdiction by jurisdiction basis. In Ireland, our operating entity is subject to tax at a 12.5% tax rate and our non-operating entities are subject to tax at a 25% tax rate, while our foreign subsidiaries in the United States and the United Kingdom are subject to tax rates of approximately 40% and 26%, respectively. Second, as a result of our global business model, we engage in a significant number of cross-border intercompany transactions. As a result of these transactions, we have recorded reserves for uncertain tax positions related to how the different jurisdictions may conclude on the tax treatment of the transaction and how we might settle those exposures. There is no guarantee that how one jurisdiction might view a particular transaction will be respected by another jurisdiction. Additionally, there may be instances where our income is subject to taxation in more than one jurisdiction.

Critical Accounting Policies and Estimates

Our unaudited interim financial statements and other financial information as of and for the nine months ended September 30, 2012, as presented herein and in Exhibit 99.1 to this Form 6-K, reflects no material changes in our critical accounting policies and estimates as set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” included in the Final Prospectus filed with the Securities and Exchange Commission on October 5, 2012.

Results of Operations

The following table presents our results of operations in thousands of dollars and as a percentage of subscription revenue for each of the periods indicated (certain items may not foot due to rounding).

	Three Months Ended September 30,				Nine Months Ended September 30,
	2012		2011		2012		2011
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	Percent of Revenue
	(dollars in thousands)
Subscription revenue	$33,225	100.0%	$23,865	100.0%	$91,630	100.0%	$66,452	100.0%
Cost of subscription revenue	8,931	26.9	7,469	31.3	26,263	28.7	20,935	31.5

Gross profit	24,294	73.1	16,396	68.7	65,367	71.3	45,517	68.5

Operating expenses:
Sales and marketing	10,301	31.0	8,548	35.8	30,500	33.3	24,496	36.9
Research and development	1,870	5.6	1,630	6.8	5,244	5.7	4,373	6.6
General and administrative	9,660	29.1	4,539	19.0	23,889	26.1	13,125	19.8

Total operating expenses	21,831	65.7	14,717	61.7	59,633	65.1	41,994	63.2

Income from operations	2,463	7.4	1,679	7.0	5,734	6.3	3,523	5.3
Interest income (expense), net	(563)	(1.7)	(621)	(2.6)	(1,667)	(1.8)	(1,777)	(2.7)
Foreign currency transaction gain (loss), net	214	0.6	(392)	(1.6)	72	0.1	250	0.4
Other income (expense), net	(32)	(0.1)	—	—	(32)	—	—	—
Loss on extinguishment of debt	—	—	—	—	(934)	(1.0)	—	—

Income before income taxes	2,082	6.3	666	2.8	3,173	3.5	1,996	3.0
Provision for income taxes	868	2.6	463	1.9	2,325	2.5	197	0.3

Net income	$1,214	3.7%	$203	0.9%	$848	0.9%	$1,799	2.7%

Subscription Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2011	% Change	2012	2011	% Change
	(dollars in thousands)			(dollars in thousands)
Subscription revenue	$33,225	$23,865	39.2%	$91,630	$66,452	37.9%

Subscription revenue increased by $9.4 million, or 39.2%, for the three months ended September 30, 2012 as compared to the three months ended September 30, 2011 and increased by $25.2 million, or 37.9%, for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. This revenue growth was primarily driven by the increase in the average number of vehicles under subscription, which grew by approximately 39.6% from the nine months ended September 30, 2011 to the nine months ended September 30, 2012. As of the period-ends, the number of vehicles under subscription increased from approximately 217,000 as of September 30, 2011 to approximately 303,000 as of September 30, 2012. The increase in vehicles under subscription was due in large part to our investment in sales and marketing of our branded solutions, including the addition of 35 sales and marketing personnel from period-end to period-end. Our average selling prices generally remained stable, while volume increased in the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011.

Cost of Subscription Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2011	% Change	2012	2011	% Change
	(dollars in thousands)			(dollars in thousands)
Cost of subscription revenue	$8,931	$7,469	19.6%	$26,263	$20,935	25.5%

Cost of subscription revenue increased by $1.5 million for the three months ended September 30, 2012 as compared to the three months ended September 30, 2011. The increase was primarily due to an increase in variable expenses resulting from an increase in the average number of vehicles under subscription, which grew approximately 39.6% period-end to period-end. Communications, third-party data and hosting costs increased by $0.4 million due to the increase in the number of installed in-vehicle devices, which drove an increase in data communications costs of $0.4 million and an increase of $0.1 million in third-party data subscription fees. These increases were partially offset by a decrease of $0.1 million in hosting costs for our software applications. Field service costs for maintenance and repair of installed in-vehicle devices increased by $0.5 million primarily due to the increase in number of vehicles under subscription. Depreciation and amortization of installed in-vehicle devices increased by $0.5 million primarily due to the increase in the number of vehicles under subscription.

Cost of subscription revenue increased by $5.3 million for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. The increase was primarily due to an increase in variable expenses resulting from an increase in the average number of vehicles under subscription, which grew approximately 39.6% period-end to period-end. Communications, third-party data and hosting costs increased by $1.8 million due to the increase in the number of installed in-vehicle devices, which drove an increase in data communications costs of $1.4 million and an increase of $0.4 million in third-party data subscription fees and hosting costs for our software applications. Field service costs for maintenance and repair of installed in-vehicle devices increased by $2.0 million primarily due to the increase in number of vehicles under subscription. Depreciation and amortization of installed in-vehicle devices increased by $1.0 million primarily due to the increase in the number of vehicles under subscription.

As a percentage of subscription revenue, our cost of subscription revenue decreased from 31.3% in the three months ended September 30, 2011 to 26.9% in the three months ended September 30, 2012 and decreased from 31.5% in the nine months ended September 30, 2011 to 28.7% in the nine months ended September 30, 2012. As our business and subscription revenue has grown, the decrease in cost of subscription revenue as a percentage of subscription revenue has resulted from leveraging our scale to negotiate improved pricing for our subscriber-based costs, such as the cost of in-vehicle devices, data communication charges and third-party data subscription fees, including those for mapping and posted speed limit data. In addition, we achieved improved economies of scale from our hosting activities and configuration personnel as these components of our costs result in minimal incremental cost per vehicle under subscription.

Sales and Marketing Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2011	% Change	2012	2011	% Change
	(dollars in thousands)			(dollars in thousands)
Sales and marketing expense	$10,301	$8,548	20.5%	$30,500	$24,496	24.5%

Sales and marketing expense increased $1.8 million, or 20.5%, for the three months ended September 30, 2012 as compared to the three months ended September 30, 2011. This increase was primarily due to our investment in building brand and category awareness in our market to drive customer adoption of our solutions. We incurred increased payroll-related costs of $1.5 million, inclusive of commissions and share-based compensation, primarily related to the expansion of our sales and marketing teams. These increases were the result of an increase of 35 in the number of sales and marketing personnel from period-end to period-end. Those 35 new employees were added to further pursue the opportunity provided by the SageQuest product line and to further grow the Web sales teams for the Fleetmatics product line. We also increased the number of our marketing personnel to focus on lead generation, brand awareness and search engine optimization. Advertising and promotional expenditures increased by $0.7 million due to additional marketing and advertising efforts. These increases were partially offset by decreased amortization expense of $0.2 million related to customer relationships and trademarks acquired in the SageQuest acquisition.

As a percentage of subscription revenue, sales and marketing expense decreased from 35.8% in the three months ended September 30, 2011 to 31.0% in the three months ended September 30, 2012 primarily due to the 20.5% increase in expenses noted above being more than offset by the impact of the 39.2% growth in our subscription revenue period-over-period.

Sales and marketing expense increased by $6.0 million, or 24.5%, for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. This increase was primarily due to our investment in building brand and category awareness in our market to drive customer adoption of our solutions. We incurred increased payroll-related costs of $5.1 million, inclusive of commissions and share-based compensation, primarily related to the expansion of our sales and marketing teams as noted above. Advertising and promotional expenditures increased by $2.0 million due to additional marketing and advertising efforts. These increases were partially offset by decreased amortization expense of $0.7 million related to customer relationships and trademarks acquired in the SageQuest acquisition.

As a percentage of subscription revenue, sales and marketing expense decreased from 36.9% in the nine months ended September 30, 2011 to 33.3% in the nine months ended September 30, 2012 primarily due to the 24.5% increase in expenses noted above being more than offset by the impact of the 37.9% growth in our subscription revenue period-over-period.

Research and Development Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2011	% Change	2012	2011	% Change
	(dollars in thousands)			(dollars in thousands)
Research and development expense	$1,870	$1,630	14.7%	$5,244	$4,373	19.9%

Research and development expense increased $0.2 million, or 14.7%, for the three months ended September 30, 2012 as compared to the three months ended September 30, 2011. The increase was primarily due to additional payroll-related costs of $0.1 million resulting from an increase of two in the number of product management and development personnel as well as additional travel-related expenses of $0.1 million incurred related to additional employees hired to further enhance and develop our products. Research and development expense increased $0.9 million, or 19.9%, for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. The increase was primarily due to additional payroll-related costs of $0.7 million and travel-related expenses of $0.2 million related to additional employees hired to further enhance and develop our products.

Research and development expense for the three months ended September 30, 2012 and 2011 of $1.9 million and $1.6 million, respectively, and for the nine months ended September 30, 2012 and 2011 of $5.2 million and $4.4 million, respectively, was recorded net after capitalization of $0.2 million, $0.1 million, $0.7 million and $0.5 million, respectively, of costs related to our internal-use software applications accessed by our customers through our website.

As a percentage of subscription revenue, research and development expense decreased from 6.8% in the three months ended September 30, 2011 to 5.6% in the three months ended September 30, 2012 and decreased from 6.6% in the nine months ended September 30, 2011 to 5.7% in the nine months ended September 30, 2012. These decreases are attributable to the increased expenses noted above being more than offset by the impact of the percentage growth in our subscription revenue period-over-period.

General and Administrative Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2011	% Change	2012	2011	% Change
	(dollars in thousands)			(dollars in thousands)
General and administrative expense	$9,660	$4,539	112.8%	$23,889	$13,125	82.0%

General and administrative expense increased $5.1 million, or 112.8%, for the three months ended September 30, 2012 as compared to the three months ended September 30, 2011. This increase was primarily due to an increase of $0.5 million in payroll-related costs and an increase of $3.7 million in professional fees. The increase in payroll-related costs was due primarily to the transition from clerk and administrative-level personnel to professionals with public company and managerial experience. Professional fees in the three months ended September 30, 2012 and 2011 included $3.5 million and $0.6 million, respectively, of expenses accrued for consulting fees under our Management Services Agreement with Privia. In August 2012, we paid Privia an aggregate of $7.8 million in full satisfaction of all present and future amounts that were payable by us under the Management Services Agreement. In addition, the increase in professional fees period-over-period reflected an increase of $0.6 million in accounting, tax and audit fees related to the audits of our financial statements. Also contributing to the increase in general and administrative expense period-over-period was an increase of $0.5 million of office-related costs associated with our additional employees, an increase of $0.3 million in bad debt expense, and an increase of $0.2 million in merchant and bank fees due to the increase in customer subscriptions.

General and administrative expense increased $10.8 million, or 82.0%, for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. This increase was primarily due to an increase of $1.7 million in payroll-related costs and an increase of $6.6 million in professional fees. The increase in payroll-related costs was due primarily to the transition from clerk and administrative-level personnel to professionals with public company and managerial experience. Professional fees in the nine months ended September 30, 2012 and 2011 included $5.3 million and $1.7 million, respectively, of expenses accrued for consulting fees under our Management Services Agreement with Privia and also reflected an increase period over period of $2.8 million in accounting, tax and audit fees related to the audits of our financial statements. Also contributing to the increase in general and administrative expense period over period was an increase of $1.3 million of office-related costs associated with our additional employees, an increase of $0.7 million in bad debt expense, and an increase of $0.5 million in merchant and bank fees due to the increase in customer subscriptions. These increases were partially offset by a decrease of $0.2 million period over period in share-based compensation expense. We granted performance-based options at the end of 2010 with a one-year vesting period, which increased the share-based compensation expense in the nine months ended September 30, 2011.

As a percentage of subscription revenue, general and administrative expense increased from 19.0% in the three months ended September 30, 2011 to 29.1% in the three months ended September 30, 2012 and increased from 19.8% in the nine months ended September 30, 2011 to 26.1% in the nine months ended September 30, 2012. These increases were primarily due to the increases period-over-period related to our Management Services Agreement with Privia and the increases in accounting, tax and audit fees period-over-period as noted above. Other cost increases in general and administrative expense were in line with the percentage growth in subscription revenue period-over-period.

Interest Income (Expense), net

	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2011	% Change	2012	2011	% Change
	(dollars in thousands)			(dollars in thousands)
Interest income (expense), net	$(563)	$(621)	(9.3)%	$(1,667)	$(1,777)	(6.2)%

Interest income (expense), net for the three month and nine months ended September 30, 2012 decreased $0.1 million, or 9.3%, and $0.1 million, or 6.2%, respectively, as compared to the three and nine months ended September 30, 2011 and primarily reflects the interest expense incurred on our long-term debt as well as amortization expense of related debt discounts and deferred financing costs. In conjunction with the SageQuest acquisition in July 2010, we entered into a credit agreement with D.E. Shaw Direct Capital Portfolios, LLC, or DE Shaw, for $17.5 million of senior secured notes, which we refer to as the Senior Secured Notes. The outstanding principal amount of the Senior Secured Notes bore interest at a floating rate of one-month LIBOR plus 9.5% per annum (based on actual days), but not less than 12.5%. In May 2012, we repaid the Senior Secured Notes in full and we entered into a credit facility with Wells Fargo Capital Finance, LLC consisting of a $25.0 million Term Loan and a $25.0 million Revolving Credit Facility. The interest rate on the Term Loan and borrowings under the Revolving Credit Facility is either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. Interest income netted against interest expense was immaterial in the three and nine months ended September 30, 2012 and 2011.

Foreign Currency Transaction Gain (Loss), net

	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2011	% Change	2012	2011	% Change
	(dollars in thousands)			(dollars in thousands)
Foreign currency transaction gain (loss), net	$214	$(392)	154.6%	$72	$250	(71.2)%

For the three and nine months ended September 30, 2012, we recognized $0.2 million and $0.1 million, respectively in foreign currency transaction gains. For the three months ended September 30, 2011, we recognized $0.4 million in foreign currency transaction losses and for the nine months ended September 30, 2011, we recognized $0.3 million in foreign currency transaction gains. Foreign currency transaction gain (loss), net primarily reflects the foreign currency transaction gains or losses arising from exchange rate fluctuations on intercompany payables and receivables denominated in currencies other than the functional currencies of the legal entities in which the transactions are recorded. Foreign currency transaction gains (losses) arise from fluctuations in the value of the U.S. dollar compared to other currencies in which we transact, primarily the euro and British pound.

Loss on Extinguishment of Debt

In May 2012, we used proceeds from the $25.0 million Term Loan of our Senior Secured Credit Facility with Wells Fargo Capital Finance, LLC to pay in full the amounts due under the Senior Secured Notes with DE Shaw. The repayment of the DE Shaw debt was accounted for as a debt extinguishment. For the nine months ended September 30, 2012, we recognized a loss on extinguishment of debt of $0.9 million, which was primarily comprised of the write-off of unamortized debt discount of $0.4 million and the prepayment premium of $0.5 million we paid in cash.

Provision for Income Taxes

	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2011	% Change	2012	2011	% Change
	(dollars in thousands)			(dollars in thousands)
Provision for income taxes	$868	$463	87.5%	$2,325	$197	NM

Our provision for income taxes consists primarily of taxes in Ireland, the United States and the United Kingdom. We are subject to tax in various jurisdictions that apply various statutory rates of tax to our income. Each of these jurisdictions has its own tax law, which is subject to interpretation on a jurisdiction-by-jurisdiction basis. In Ireland, our operating entity is subject to tax at a 12.5% tax rate on its trading income and 25% on its non-trading income and our non-operating entities are subject to tax at a 25% tax rate, while our foreign subsidiaries in the United States and the United Kingdom are subject to tax rates of approximately 40% and 26%, respectively.

Our effective income tax rate for the three months ended September 30, 2012 and 2011 was 41.7% and 69.5%, respectively, on pre-tax income of $2.1 million and $0.7 million, respectively. Our effective tax rates for the three months ended September 30, 2012 and 2011 were higher than the statutory Irish rate of 12.5% primarily due to the recording of interest and penalties associated with our uncertain tax positions and an increase in the valuation allowance related to certain Irish net operating loss carryforwards. The increases associated with these items was partially offset by the release of reserves for uncertain tax positions due to the expiration of a statute of limitations in the United Kingdom and research tax credits in Ireland.

Our effective income tax rate for the nine months ended September 30, 2012 and 2011 was 73.3% and 9.9%, respectively, on pre-tax income of $3.2 million and $2.0 million, respectively. Our effective tax rate for the nine months ended September 30, 2012 was higher than the statutory Irish rate of 12.5% primarily due to the recording of interest and penalties associated with our uncertain tax positions and an increase in the valuation allowance related to certain Irish net operating loss carryforwards. The increase associated with this item was partially offset by the release of reserves for uncertain tax positions due to the expiration of a statute of limitations in the United Kingdom and research tax credits in Ireland. Our effective income tax rate for the nine months ended September 30, 2011 was lower than the statutory Irish rate of 12.5% due primarily to losses being generated in jurisdictions that have a higher tax rate than the statutory Irish rate for which no valuation allowance was required as well as the release of certain reserves for uncertain tax positions in non-Irish jurisdictions, due to the expiration of a statute of limitations. Those benefits were partially offset by the recording of reserves for uncertain tax positions along with related interest and penalties as well as an increase to the valuation allowance for deferred tax assets related to certain Irish net operating loss carryforwards.

Our provision for income taxes may change from period to period based on non-recurring events, such as the settlement of income tax audits and changes in tax laws including enacted statutory rates, as well as recurring factors, including changes in the mix of earnings in countries with differing statutory tax rates. As a result of our global business model and cross-border intercompany transactions, a change in uncertain tax positions or a change in statutory rates, particularly in Ireland, could have a significant effect on our overall effective tax rate.

Liquidity and Capital Resources

	Nine Months Ended September 30,
	2012	2011
	(in thousands)
Cash flows provided by (used in) operating activities	$2,003	$(2,966)
Cash flows used in investing activities	(14,294)	(9,176)
Cash flows provided by (used in) financing activities	12,856	(54)
Effect of exchange rate changes on cash	(173)	(70)

Net increase (decrease) in cash	$392	$(12,266)

We have funded our operations, capital expenditures and the acquisition of SageQuest primarily through sales of our fleet management solutions to customers, the net proceeds of approximately $54.2 million from the issuance of shares of our capital stock since our inception, and the net proceeds of $31.5 million from debt issued in 2010 and in the first nine months of 2012. At September 30, 2012, our principal sources of liquidity were our cash balance of $9.0 million and borrowings of up to $16.7 million available under our revolving credit facility.

Operating Activities

Operating activities provided $2.0 million of cash in the nine months ended September 30, 2012. The cash flow provided by operating activities resulted primarily from our net income of $0.8 million, net non-cash charges of $17.5 million, and net uses of cash of $16.3 million from changes in our operating assets and liabilities. Our non-cash charges primarily consisted of $12.8 million of depreciation and amortization expense, $1.6 million of provisions for accounts receivable and deferred tax assets, $1.9 million of share-based compensation expense, $0.9 million for losses on disposal of property and equipment and other assets, and $0.4 million of loss on extinguishment of debt. Net uses of cash from changes in our operating assets and liabilities primarily consisted of a $1.7 million decrease in our deferred revenue balance, $9.0 million increase in prepaid expenses and other assets, $2.4 million decrease in accounts payable, accrued expenses, and other current liabilities, and $3.5 million increase in our accounts receivable from customers, partially offset by $0.3 million increase in accrued income taxes. The decrease in deferred revenue was attributable to a greater number of customers in 2012 than in 2011 paying for their subscriptions on a monthly basis rather than prepaying the full amount or an annual amount due under their subscription agreement. The increase in our accounts receivable was due to the increase in subscription revenue from the nine months ended September 30, 2011 to the nine months ended September 30, 2012 resulting from the increased number of vehicles under subscription. The increase in our prepaid expenses and other assets in the nine months ended September 30, 2012 was due to increases in deferred commissions and capitalized costs of in-vehicle devices owned by customers due to the growth in our business as well as deferred financing costs related to our Senior Secured Credit Facility and deferred IPO costs.

Operating activities used $3.0 million of cash in the nine months ended September 30, 2011. The cash flow used in operating activities resulted primarily from our net income of $1.8 million, net non-cash charges of $14.4 million, and net uses of cash of $19.2 million from changes in our operating assets and liabilities. Our non-cash charges primarily consisted of $11.0 million of depreciation and amortization expense, $1.3 million of provisions for accounts receivable and deferred tax assets, $0.7 million for losses on disposal of property and equipment and other assets, and $1.6 million of share-based compensation expense. Net uses of cash from changes in our operating assets and liabilities primarily consisted of a $10.2 million decrease in our deferred revenue balance, $4.5 million increase in prepaid expenses and other assets, $2.8 million increase in our accounts receivable from customers, $0.9 million decrease in accounts payable, accrued expenses, and other current liabilities, and $0.8 million increase in our accrued income taxes. The decrease in deferred revenue was attributable to a greater number of customers in 2011 than in 2010 paying for their subscriptions on a monthly basis rather than prepaying the full amount or an annual amount due under their subscription agreement. The increases in our accounts receivable and prepaid expenses and other assets were due to the increase in our subscription revenue from the nine months ended September 30, 2010 to the nine months ended September 30, 2011 resulting from the increased number of vehicles under subscription and an increase in our subscription fees paid to third-party providers of Internet maps and other data. The increase in our accrued taxes was due to net increases in our prior-year tax reserves.

Investing Activities

Net cash used in investing activities was $14.3 million and $9.2 million for the nine months ended September 30, 2012 and 2011, respectively. Net cash used in investing activities consisted primarily of cash paid to purchase property and equipment of $14.2 million and $8.3 million in the nine months ended September 30, 2012 and 2011, respectively, as well as costs capitalized for internal-use software of $0.7 million and $0.5 million in the nine months ended September 30, 2012 and 2011, respectively.

Financing Activities

Net cash provided by financing activities was $12.9 million for the nine months ended September 30, 2012, as compared to net cash used in financing activities of $0.1 million for the nine months ended September 30, 2011. Net cash provided by financing activities for the nine months ended September 30, 2012 consisted of net proceeds of $23.9 million from our borrowing under the Term Loan, net proceeds of $8.3 million from our borrowings under the Revolving Credit Facility, offset by the repayment of our Senior Secured Notes of $17.5 million, payments of initial public offering costs of $1.6 million and payments of our capital lease obligations of $0.3 million. Net cash used in financing activities for the nine months ended September 30, 2011 was $0.1 million for payments of our capital lease obligations.

Indebtedness and Liquidity

We believe that our cash, borrowings available under our Senior Secured Credit Facility and the net proceeds from our initial public offering will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

On May 10, 2012, we entered into a credit facility with Wells Fargo Capital Finance, LLC, as administrative agent and lender, consisting of a $25 million term loan, or the Term Loan, and a $25 million revolving line of credit, or the Revolving Credit Facility, which expires on May 10, 2017 and which we refer to collectively as the Senior Secured Credit Facility. The Senior Secured Credit Facility is collateralized by a senior first-priority lien on all of our assets and property, subject to certain customary exclusions. The purpose of the Senior Secured Credit Facility was to repay the outstanding principal of the Senior Secured Notes, which was repaid on May 10, 2012 with proceeds of the $25 million Term Loan, and to provide us with an additional source of liquidity. Borrowings under the Revolving Credit Facility are subject to drawdown limitations based on financial ratios. At September 30, 2012, we had an outstanding balance of $8.3 million related to borrowings under the Revolving Credit Facility, which we repaid in full in October 2012.

The interest rate on the Term Loan and borrowings under the Revolving Credit Facility is either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. Principal due under the Term Loan is payable quarterly commencing on December 31, 2012, with $0.3 million due in 2012, $1.3 million due in 2013, $1.4 million due in 2014, $2.0 million due in 2015, $2.5 million due in 2016 and $17.5 million due in 2017. All amounts borrowed under the Revolving Credit Facility are due and payable on May 10, 2017. Borrowings under the Senior Secured Credit Facility require a 1% prepayment penalty if the facility is terminated within the first twelve months of the agreement.

The Senior Secured Credit Facility contains financial covenants that, among other things, require us to maintain liquidity of at least $10 million, comprised of cash plus availability under borrowings, and limits our maximum total leverage ratio (total indebtedness with a maturity greater than twelve months to earnings before interest, taxes, depreciation and amortization and certain other adjustments, as defined by the terms of the Senior Secured Credit Facility agreement). The leverage ratio becomes more restrictive in each of 2012, 2013 and 2014. The Senior Secured Credit Facility also requires us to maintain other affirmative and negative covenants. We were in compliance with all such covenants as of September 30, 2012.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under our outstanding debt facilities, leases for our office space, computer equipment, furniture and fixtures, and contractual commitments for hosting and other support services. Our Term Loan bears interest at a rate of either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. We have a lease for 11,600 square feet of office space in Wellesley, Massachusetts for our U.S. headquarters which is effective through March 2017. We lease approximately 31,200 square feet of office and warehouse space in Ohio under operating leases that expire in November 2017 with a five-year extension option. We lease office space in Ireland for our registered office and for our research and development and sales teams under operating leases that expire in May 2022. We lease office space in Rolling Meadows, Illinois, Clearwater, Florida, Charlotte, North Carolina, Tempe, Arizona and Atlanta, Georgia for our sales teams and Reading, U.K. for a customer care center under lease agreements that expire at various dates through 2019.

We have non-cancelable purchase commitments related to telecommunications, mapping and subscription software services that are payable through 2015.

We have agreements with various vendors to provide specialized space and equipment and related services from which we host our software application. The agreements include payment commitments that expire at various dates through 2014.

The following table summarizes our contractual obligations at September 30, 2012:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Term Loan(1)	$29,895	$2,057	$5,031	$22,807	$—
Revolving Credit Facility(2)	8,286	8,286	—	—	—
Capital lease obligations(3)	803	320	417	66	—
Operating lease obligations(4)	9,566	1,028	2,859	2,740	2,939
Outstanding purchase obligations(5)	3,146	1,231	1,833	82	—
Data center commitments(6)	3,680	1,185	2,312	183	—

Total	$55,376	$14,107	$12,452	$25,878	$2,939

(1)	Represents the contractually required principal and interest payments on our Term Loan in existence at September 30, 2012 in accordance with the required payment schedule. Cash flows associated with future interest payments to be made were calculated using the interest rate in effect as of September 30, 2012, which was 4.5%.

(2)	Represents the repayment we made in October 2012 of borrowings made in September 2012 under our Revolving Credit Facility. Borrowings under that facility are not due and payable until May 10, 2012; however, we have presented them in this table as being due in less than one year because we fully paid the borrowings in the subsequent fiscal quarter.

(3)	Represents the contractually required payments under our capital lease obligations in existence as of September 30, 2012 in accordance with the required payment schedule. No assumptions were made with respect to renewing the lease terms at the expiration date of their initial terms.

(4)	Represents the contractually required payments under our operating lease obligations in existence as of September 30, 2012 in accordance with the required payment schedule. No assumptions were made with respect to renewing the lease terms at the expiration date of their initial terms.

(5)	Represents the contractually required payments under the various purchase obligations in existence as of September 30, 2012. No assumptions were made with respect to renewing the purchase obligations at the expiration date of their initial terms, no amounts are assumed to be prepaid and no assumptions were made for early termination of any obligations.

(6)	Represents the contractually required payments for our data center agreements in existence as of September 30, 2012 in accordance with the required payment schedule. No assumptions were made with respect to renewing the lease term at its expiration date.

Quantitative and Qualitative Disclosures about Market Risk

We face exposure to adverse movements in foreign currency exchange rates and changes in interest rates. Portions of our revenues, expenses, assets and liabilities are denominated in currencies other than the U.S. dollar, primarily the euro, the British pound, and the Canadian dollar with respect to revenues, expenses and intercompany payables and receivables. These exposures may change over time as business practices evolve.

Foreign Currency Exchange Risk

Foreign currency transaction exposure results primarily from intercompany transactions and transactions with customers or vendors denominated in currencies other than the functional currency of the legal entity in which the transaction is recorded by us. Assets and liabilities arising from such transactions are translated into the legal entity’s functional currency using the exchange rate in effect at the balance sheet date. Any gain or loss resulting from currency fluctuations is recorded on a separate line in our consolidated statements of operations. Net foreign currency transaction gains of $0.1 million were recorded for the nine months ended September 30, 2012.

Foreign currency translation exposure results from the translation of the financial statements of our subsidiaries whose functional currency is not the U.S. dollar into U.S. dollars for consolidated reporting purposes. The balance sheets of these subsidiaries are translated into U.S. dollars using period-end exchange rates and their income statements are translated into U.S. dollars using the average exchange rate over the period. Resulting currency translation adjustments are recorded in accumulated other comprehensive income (loss) in our consolidated balance sheets. Net foreign currency translation gains were not material for the nine months ended September 30, 2012.

For the nine months ended September 30, 2012, approximately 10.1% of our revenues and approximately 14.6% of our operating expenses were generated by subsidiaries whose functional currency is not the U.S. dollar and therefore are subject to foreign currency translation exposure. In addition, 8.7% of our assets and 6.1% of our liabilities were subject to foreign currency translation exposure as of September 30, 2012 as compared to 8.6% of our assets and 8.6% of our liabilities as of December 31, 2011.

Currently, our largest foreign currency exposures are those with respect to the euro and British pound. Relative to foreign currency exposures existing at September 30, 2012, a 10% unfavorable movement in foreign currency exchange rates would expose us to losses in earnings. For the nine months ended September 30, 2012, we estimated that a 10% unfavorable movement in foreign currency exchange rates would have decreased pre-tax income by $0.9 million. The estimates used assume that all currencies move in the same direction at the same time. The potential change noted above is based on a sensitivity analysis performed on our financial position as of September 30, 2012. We have experienced and we will continue to experience fluctuations in our net income (loss) as a result of revaluing our assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability. At this time, we do not hedge our foreign currency risk.

Interest Rate Fluctuation Risk

As we only hold cash, our cash balances are not subject to market risk due to changes in interest rates. The Term Loan under our Senior Secured Credit Facility, which earns variable rates of interest, exposes us to interest rate risk. Based on the $25.0 million outstanding principal amount of our variable-rate indebtedness at September 30, 2012 under the Term Loan, a one percentage point change in the interest rates above the floor of 4.5% would have impacted our future annual interest expense due under the debt by an aggregate of approximately $0.2 million. However, interest cannot decrease from the 4.5% rate we were paying as of September 30, 2012 as our Senior Secured Credit Facility does not allow for us to pay interest at a rate of less than 4.5% on our principal balances.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the nine month periods ended September 30, 2012 and 2011. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued and Adopted Accounting Pronouncements

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which simplifies how companies test goodwill for impairment. This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in the goodwill accounting standard. This guidance is effective for years beginning after December 15, 2011, with early adoption permitted. We adopted this guidance on the effective date of January 1, 2012. The new guidance did not have an effect on our consolidated financial position, results of operations or cash flows.

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, or ASU 2012-02. ASU 2012-02 is intended to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. ASU 2012-02 permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test described in ASC 350. In accordance with ASU 2012-02, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. ASU 2012-02 will become effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. As we do not intend to early adopt, the standard will become effective for us on January 1, 2013 and the adoption is not expected to have a significant impact on our consolidated financial position, results of operations or cash flows.

Controls and Procedures

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We have designed our internal control over financial reporting to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

In connection with the audits of our financial statements as of and for the year ended December 31, 2011, which were completed simultaneously, we and our independent registered public accounting firm identified certain material weaknesses and other significant deficiencies in our internal control over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following four material weaknesses were communicated to us by our independent registered public accounting firm in connection with their audit of our financial statements as of and for the year ended December 31, 2011:

•	we did not have sufficient formalized policies and procedures to ensure that complete and accurate, consolidated financial information was prepared and reviewed timely in accordance with U.S. GAAP;

•	we lacked sufficient integrated systems to consolidate multi-currency financial information in a complete, accurate and timely manner;

•

we lacked a sufficient number of resources to completely and accurately record accounting transactions in accordance with U.S. GAAP as well as resources with the technical accounting expertise to completely and accurately account for complex and unique transactions in a timely manner and to prepare and review financial statements and footnote disclosures; and

•	we lacked sufficient and timely formalized monthly, quarterly and annual financial data reviews and analysis.

We have concurred with the findings of our independent registered public accounting firm and have begun remediation efforts. Our efforts to date have included the following:

•

Implementation of Formalized Policies and Procedures – We have implemented a more structured monthly and quarterly close process to improve the completeness, timeliness and accuracy of our financial reporting and disclosures including, but not limited to, those regarding proper financial statement classification, share-based compensation, recognition of accruals and income taxes. We continue to formalize and standardize our consolidation and financial reporting policies and procedures as well as create a uniform set of standards and guidelines for our finance and accounting personnel across our subsidiaries. This approach will allow us to streamline and enhance consistency of our reporting processes across multiple subsidiaries in the U.S. and Europe, and to strengthen our processes for year-end and quarter-end reporting.

•

Implementation of Accounting Systems – We have begun to realize the benefits of our upgraded accounting system for financial consolidation capabilities, including foreign currency exchange transactions and revaluations. We continue to make progress with the implementation of the upgraded general ledger package and several other supporting accounting modules. The implementation of this system will enable us to report financial information in a more complete, accurate and timely manner.

•

Addition of Employee Resources – We have hired additional senior accounting and finance employees, to facilitate the accurate preparation and review of financial statements and related footnote disclosures in accordance with U.S. GAAP.

•

Implementation of Financial Data Reviews – As a result of the additional employees added to the finance function as well as the implementation of the features noted above with our upgraded general ledger system, we are allowing for greater lead times between consolidation and reporting of financial information, which has provided and will continue to provide additional time for the review and analysis of monthly, quarterly and annual financial data and information.

The actions we have taken and will continue to take are subject to continued review supported by confirmation and testing by management as well as audit committee oversight. While we are implementing a plan to remediate these weaknesses, we cannot assure you that we will be able to remediate these weaknesses, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows.

Legal Proceedings

On April 20, 2011, we were sued by PJC Logistics, LLC in a patent-infringement case (PJC Logistics, LLC v. Fleet Management Solutions, Inc. et al, Civil Action No. 03:11-cv-815) (United States District Court for the Northern District of Texas). The complaint alleges that we have infringed U.S. Patent No. 5,223,844 entitled “Vehicle Tracking and Security System.” PJC Logistics, LLC is seeking damages rather than an injunction. The case has been consolidated in the District of Minnesota for discovery and pretrial purposes with cases brought by PJC Logistics, LLC against four other defendants on the same patents (Case No. MDL 11-2249 (DFW/SER)). Although the results of litigation and claims cannot be predicted with certainty, we are not presently involved in any legal proceeding in which we believe the outcome, if determined adversely to us, would have a material adverse effect on our business, operating results or financial condition.

On August 14, 2012, a putative class action complaint was filed in the Sixth Judicial Circuit in Pinellas County, Florida, entitled U.S. Prisoner Transport, et. al. v. Fleetmatics USA, LLC, et. al., Case No. 1200-9933 CI-20. The complaint alleges that we recorded thousands of telephone calls in violation of Florida Statutes Section 934.03. The complaint seeks certification of a putative class of all individuals and businesses residing in Florida who spoke with any representatives of our offices in Florida on the telephone and had their telephone conversations recorded without their consent or advance notice, from the date of the earliest recording by us through the present. The complaint seeks statutory damages, injunctive relief, attorney fees, costs and interest. Florida Statutes Section 934.10 permits an aggrieved person to recover “liquidated damages computed at the rate of $100 a day for each day of violation or $1,000, whichever is higher.” We removed the case to the United States District Court for the Middle District of Florida on September 13, 2012, U.S. Prisoner Transport, et. al. v. Fleetmatics USA, LLC, et. al., Case No. 8:12-CV-2079. We moved to dismiss the complaint on September 20, 2012. The plaintiffs filed an amended complaint on October 4, 2012, adding a charge that Fleetmatics used and disclosed the personal information of persons whose calls were allegedly recorded. Fleetmatics filed a motion to dismiss the amended complaint on October 18, 2012. Plaintiffs filed an opposition to Fleetmatics’ motion to dismiss on November 2, 2012. This matter is in its very early stages, but there can be no assurance that this matter will not have a material adverse effect on our business, operating results or financial condition.

In addition, from time to time, we have been and may become involved in legal proceedings arising in the ordinary course of our business.